One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
MICHELLE WONG michelle.wong@dechert.com +1 617 728 7178 Direct +1 617 426 6567 Fax

July 29, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 333-17619 and 811-05349

Post-Effective Amendment No. 560 to the Registration Statement on Form N-1A

Dear Mr. Parachkevov:

This letter responds to comments you provided to me and Neema Nassiri of Dechert LLP during a telephonic discussion with respect to your review of Post-Effective Amendment No. 560 (“PEA No. 560”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) on May 20, 2016. PEA No. 560 was filed pursuant to Rule 485(a) under the Securities Act of 1933 to incorporate certain changes to the non-fundamental investment policies of Goldman Sachs Enhanced Income Fund, Goldman Sachs High Quality Floating Rate Fund, Goldman Sachs Short Duration Government Fund, Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs Government Income Fund, Goldman Sachs Dynamic Municipal Income Fund, Goldman Sachs U.S. Mortgages Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs Bond Fund, Goldman Sachs Short Duration Income Fund, Goldman Sachs Investment Grade Credit Fund, Goldman Sachs Global Income Fund, Goldman Sachs High Yield Municipal Fund, Goldman Sachs High Yield Fund, Goldman Sachs High Yield Floating Rate Fund, Goldman Sachs Strategic Income Fund, Goldman Sachs Emerging Markets Debt Fund, Goldman Sachs Local Emerging Markets Debt Fund, Goldman Sachs Inflation Protected Securities Fund, Goldman Sachs Dynamic Emerging Markets Debt Fund, Goldman Sachs Long Short Credit Strategies Fund and Goldman Sachs Fixed Income Macro Strategies Fund (each, a “Fund” and collectively, the “Funds”), which could be construed as material. We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Mr. Asen Parachkevov July 29, 2016 Page 2

GENERAL

1.	Comment: With respect to the “Summary – Fees and Expenses of the Fund” section, please explain supplementally the basis for estimating the “Other Expenses” for Class R6 Shares in the “Annual Fund Operating Expenses” table. Otherwise, please remove the relevant footnote.

Response: The Funds have incorporated this comment by removing the relevant footnote.

2.	Comment: Please confirm supplementally that no Fund has the ability to recoup waived expenses.

Response: The Registrant confirms that no Fund has the ability to recoup waived expenses.

3.	Comment: With respect to the “Summary – Principal Strategy” section, please ensure that the derivatives-related disclosure in the prospectuses is appropriate for a Fund in light of its actual operations and the Letter regarding Derivatives-Related Disclosures by Investment Companies by Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Registrant has revised the derivatives-related disclosure for certain Funds to incorporate the Staff’s comment. The Registrant confirms that each Fund’s derivatives-related disclosure is appropriate.

4.	Comment: To the extent the “Investment Management Approach – Principal Investment Strategies” section more substantively describes a Fund’s security selection process, please consider conforming changes to the “Summary – Principal Strategy” section where appropriate.

Response: The Registrant respectfully notes that Item 9(b)(2) of Form N-1A requires a Fund to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell” and Item 4(a) of Form N-1A requires a Fund to summarize its principal investment strategies “[b]ased on the information given in response to Item 9(b)[.]” The Registrant believes its disclosure is consistent with Form N-1A and otherwise appropriate.

5.	Comment: To the extent the “Investment Objectives and Policies” section in the Statement of Additional Information (“SAI”) more completely explains the Funds’ investment strategies than does the “Summary – Principal Strategy” and “Investment Management Approach – Principal Investment Strategies” sections in the prospectuses, please consider corresponding revisions to the prospectuses where appropriate.

Mr. Asen Parachkevov July 29, 2016 Page 3

Response: Please see the above response to comment no. 4.

6.	Comment: In the “Summary – Principal Strategy” section, please provide a duration range for a Fund’s benchmark index as of a more recent and appropriate period than the past ten years, if available and applicable to how the Fund achieves its investment objective.

Response: The Funds have incorporated this comment by including, as applicable, a duration range of five years for a Fund’s benchmark index. The Funds believe that a five-year duration range provides investors and shareholders with meaningful information over one or more market cycles.

7.	Comment: For any Fund with principal risk exposure to particular municipalities, states, regions or countries, please disclose and describe that exposure in the “Summary – Principal Strategy” section as of a particular date.

Response: The Registrant respectfully notes that Item 9(b)(1) of Form N-1A requires a Fund to describe its “principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest.” In addition, the Registrant notes that a Fund’s annual report to shareholders is required to describe the “factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser,” in accordance with Item 27(b)(7) of Form
N-1A. The Registrant believes that each Fund’s disclosure is consistent with these requirements. The Registrant also believes that each Fund’s disclosure is appropriate because the Fund’s exposure to particular municipalities, states, regions or countries may change throughout the year and the Fund’s periodic reports to the SEC (e.g., Form N-CSR, Form N-CSRS and Form N-Q), which are available to Fund shareholders, generally describe this exposure on a more frequent and timely basis.

8.	Comment: For any Fund that indicates that its investments in derivative instruments may include credit default swaps (“CDSs”), please confirm that when the Fund writes (sells) CDSs, it will maintain asset coverage (for purposes of Section 18 of the Investment Company Act of 1940, as amended (“1940 Act”)) equal to the notional value of such swaps.

Mr. Asen Parachkevov July 29, 2016 Page 4

Response: The Funds hereby confirm that, when a Fund writes (sells) CDSs on individual securities or instruments, the Fund must identify on its books liquid assets equal to the full notional value of the swaps while the positions are open.

9.	Comment: For any Fund where derivative instruments are included in the calculation of the Fund’s 80% investment policy, please confirm (i) that such derivative instruments will be counted as part of the Fund’s 80% investment policy only if such instruments have economic characteristics that are similar to the specified securities or instruments in the 80% basket; and (ii) that such derivative instruments will be valued for purposes of the calculation of the 80% investment policy based on their market value.

Response: Each Fund that includes derivative instruments in its calculation of its 80% investment policy confirms (i) that such derivative instruments will be counted as part of the Fund’s 80% investment policy only if such instruments have economic characteristics that are similar to the specific securities or instruments in the 80% basket; and (ii) that the Fund will value each applicable derivative instrument based on its market value for purposes of the Fund’s 80% investment policy.

10.	Comment: For any Fund that invests in private activity bonds, please disclose the risks associated with investing in such securities; namely, the limited recourse a Fund would have against the issuer of a defaulted private activity bond.

Response: The Registrant respectfully notes that, for any Fund that invests in private activity bonds, the “Risks of the Funds – Municipal Securities Risk” and “Appendix A – Portfolio Securities and Techniques – Municipal Securities” sections in the prospectus and the “Description of Investment Securities and Practices– Municipal Securities” section in the SAI include disclosure that addresses the risks associated with investing in such securities, including the limited recourse a Fund would have against a defaulted issuer of a private activity bond. The Registrant believes that this disclosure sufficiently discloses the risks associated with these investments.

11.	Comment: For any Fund that invests in securities of issuers that are in default or otherwise distressed, please disclose the risks associated with investing in such securities.

Response: The Registrant respectfully notes that, for any Fund that invests in securities of issuers that are in default or otherwise distressed, the “Risks of the Funds – Distressed Debt Risk” and “Appendix A – Portfolio Securities and Techniques – Distressed Debt” sections in the prospectus and the “Appendix A – Description of Investment Securities and Practices– Distressed Debt” section in the SAI include disclosure that addresses the risks associated with investing in such securities. The Registrant believes that this disclosure sufficiently discloses the risks associated with these investments.

Mr. Asen Parachkevov July 29, 2016 Page 5

12.	Comment: Please explain supplementally the basis for excluding the complete “Tax Information” and “Payments to Broker-Dealers and Other Financial Intermediaries” disclosure, as described in Items 7 and 8 of Form N-1A, at the end of each Fund’s summary section.

Response: The Registrant respectfully notes that General Instruction C(3)(c)(iii) of Form N-1A permits the Funds to integrate information required by Items 7 and 8 of Form N-1A, provided that the information contained in any integrated Item is identical for all Funds covered by the prospectus and presented immediately following the separate presentations of Items 2 through 8 for individual Funds. The Registrant hereby confirms that the information integrated in the prospectuses as required by Items 7 and 8 of Form N-1A is identical for all Funds and presented immediately following the separate presentations of Items 2 through 8 for each individual Fund.

13.	Comment: For any Fund that implements short positions through derivative instruments, please include disclosure indicating that ability.

Response: Each Fund that implements short positions through derivative instruments currently includes disclosure indicating that ability.

14.	Comment: For any Fund that invests in bank loans as a principal investment strategy, please disclose that it may take longer than seven days for transactions in bank loans to settle, such that investors may either not be paid in a timely manner or the Fund will be forced to incur losses to timely pay redemption proceeds. Please supplementally address how any such Fund intends to meet short term liquidity needs in light of the extended settlement period.

Response: The Registrant respectfully notes that, for any Fund that invests in bank loans as a principal investment strategy, the “Principal Risks of the Funds – Loan-Related Investment Risk” section discloses that:

[t]he market for loan obligations may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Because transactions in many loans are subject to extended trade settlement periods, the Fund may not receive the proceeds from the sale of a loan for a period after the sale. As a result, sale proceeds related to the sale of loans may

Mr. Asen Parachkevov July 29, 2016 Page 6

not be available to make additional investments or to meet the Fund’s redemption obligations for a period after the sale of the loans, and, as a result, the Fund may have to sell other investments or engage in borrowing transactions, such as borrowing from its credit facility, if necessary to raise cash to meet its obligations.

The Registrant believes that this disclosure sufficiently discloses the risks associated with these investments.

15.	Comment: For any Fund with principal risk exposure to interest rates, please review IM Guidance Update 2014-1 and revise the interest rate risk disclosure as necessary, particularly with respect to the prospect of the Federal Reserve Board’s raising interest rates.

Response: The Registrant has reviewed its interest rate risk disclosure in light of the IM Guidance Update 2014-1 and hereby confirms that it believes its disclosure is appropriate in light of such guidance.

16.	Comment: For any Fund that invests in asset-backed securities, please explain supplementally whether there is substantial portfolio exposure to a particular tranche, especially the equity tranche. Please also supplementally address how the Board of the Trustees of the Fund makes liquidity determinations with respect to the portion of the Fund’s portfolio invested in asset-backed securities.

Response: Each Fund that invests in asset-backed securities primarily invests in the senior tranches of such securities, although junior tranches may also be permitted in certain Funds as described in the relevant prospectuses. With respect to liquidity determinations, the Investment Adviser assesses whether each portfolio security may be sold within seven days in the ordinary course of business at approximately the price at which the applicable Fund values such security, in accordance with procedures adopted by the Funds’ Board of Trustees. The Investment Adviser may consider the following factors among others, as appropriate, in making this assessment: the legal limitations on transferability or sale of a security; frequency of trades and quotes for the security; number of dealers willing to purchase or sell the security and the number of other potential purchasers; dealer undertakings to make a market in the security; nature of the security and the nature of marketplace trades; the time needed to dispose of the security, method of soliciting offers, and mechanics of transfer; and such other factors as a Fund’s portfolio manager(s) may determine to be relevant for such determination.

Mr. Asen Parachkevov July 29, 2016 Page 7

17.	Comment: With respect to a Fund’s determination of an issuer’s “country of risk,” please confirm supplementally that the Fund does not solely consider the issuer’s country of domicile. It is the Staff’s position that an issuer’s country of domicile is insufficient to economically tie an investment in that issuer to a particular country for purposes of the Fund’s 80% policy pursuant to Rule 35d-1 under the 1940 Act.

Response: An issuer’s “country of risk” is provided by Bloomberg, based on the International Organization for Standardization (ISO) country code of the issuer’s country of risk. The methodology to determine country of risk consists of four factors listed in order of importance: management location, country of primary listing, country of revenue and reporting currency of the issuer. The management location factor is the issuer’s country of domicile, unless the location of key management personnel (e.g., chief executive officer, chief financial officer and chief operating officer) are located in another jurisdiction. Accordingly, although an issuer’s country of domicile is part of the methodology to determine the issuer’s country of risk, the issuer’s country of domicile is not the sole consideration.

HIGH YIELD MUNICIPAL FUND

18.	Comment: With respect to the Fund’s 80% investment policy, please explain supplementally how the policy to invest at least 80% of the Fund’s Net Assets in “Municipal Securities” complies with Rule 35d-1 under the 1940 Act. Please also clarify that the Fund invests 80% of its Net Assets, as opposed to only “a majority” of its Total Assets, in high-yield municipal securities.

Response: The Fund respectfully submits that the term “Municipal Securities” is defined in the prospectus as “fixed income securities issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and the political subdivisions, agencies and instrumentalities thereof ….” The Fund’s 80% test also discloses that “the interest on [Municipal Securities] is exempt from regular federal income tax” and is consistent with Rule 35d-1(a)(4). However, consistent with SEC Staff guidance, the Fund is not required to invest at least 80% of its Net Assets in Municipal Securities that are below investment grade. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec. 2001), at Question 7. The Fund therefore believes that its investment guidelines are consistent with Rule 35d-1 and SEC Staff guidance.

Mr. Asen Parachkevov July 29, 2016 Page 8

DYNAMIC MUNICIPAL INCOME FUND

19.	Comment: In the “Summary – Principal Strategy” section, the Fund states that “[it] may concentrate its investments in issuers within the same states or economic sector.” If the Fund “concentrates” in any particular industry or group of industries within the meaning of Section 8(b) of the 1940 Act, the Fund must disclose this concentration and remain concentrated in the industry or group of industries at all times. If the Fund is not concentrated and does not have a policy of concentration in an industry or group of industries, please revise the disclosure.

Response: The Fund has revised its disclosure consistent with this comment.

SHORT DURATION TAX-FREE FUND

20.	Comment: In the “Summary – Principal Risks of the Fund” section, the Fund states that it may be affected by certain adverse developments “[i]f the Fund concentrates its investments in issuers within the same … economic sector[.]” If the Fund is concentrated in an industry or group of industries within the meaning of Section 8(b) of the 1940 Act, the Fund must disclose this concentration and remain concentrated in the industry or group of industries at all times. If the Fund is not concentrated and does not have a policy of concentration in an industry or group of industries, please revise the disclosure.

Response: The Fund has revised its disclosure consistent with this comment.

21.	Comment: Please confirm supplementally whether the Fund uses derivative instruments as a principal investment strategy. To the extent the Fund uses derivative instruments as part of its principal investment strategy, please revise the disclosure accordingly.

Response: The Fund hereby confirms that it does not currently use derivative instruments as a principal investment strategy.

22.	Comment: With respect to the “Investment Management Approach – Other Investment Practices and Securities – Investment Securities” table, please replace the dash with a zero to clarify whether the Fund may invest in lower grade fixed income securities.

Response: The Fund respectfully notes that the table defines the dash as an indication that the Fund is not permitted to invest in certain securities, whereas numerals only represent percentages of the Fund’s total or net assets. Accordingly, the Fund respectfully declines to incorporate this comment.

Mr. Asen Parachkevov July 29, 2016 Page 9

DYNAMIC EMERGING MARKETS DEBT FUND

23.	Comment: With respect to the Fund’s 80% policy, please explain how the policy to invest at least 80% of the Fund’s Net Assets in debt instruments and currencies of emerging market countries complies with Rule 35d-1 under the 1940 Act.

Response: Although the Fund believes that currencies are appropriate investments to include in its 80% policy, based on the Fund’s name, the Fund will remove these investments from its 80% policy. Because Rule 35d-1 requires the Fund to provide shareholders with at least 60 days’ prior notice before changing its 80% policy, the Fund will revise its registration statement as part of the next annual update cycle.

24.	Comment: In the “Summary – Principal Strategy” section, please revise for “plain English” the second bullet point in the third paragraph.

Response: The Fund has incorporated this comment.

HIGH YIELD FUND

25.	Comment: With respect to “Investment Management Approach – Principal Investment Strategies” section, the Fund currently states that preferred stock is a type of fixed income security. Please note it is the Staff’s position that preferred stock is not a fixed income security due to its unique characteristics. With respect to the Fund’s 80% test, please confirm that the Fund does not count investments in preferred stock.

Response: The Registrant acknowledges the Staff’s comment and respectfully notes that preferred stock, which is often referred to as a hybrid security, possesses attributes similar to both equity and fixed income securities. For example, preferred stock has established dividends, similar to the fixed coupon typically paid on bonds, and is not recipient of residual income like an equity dividend. While the dividends of a preferred stock are deferrable, there are similar fixed income securities (such as contingent capital notes) that also have deferrable coupon features. On this basis, the Registrant respectfully believes that “high yield” may be reasonably interpreted to suggest investments in non-investment grade, income-producing securities, including preferred stock. Nonetheless, as of March 31, 2016, the Fund had approximately 0.1% of its net assets invested in preferred stock. The Registrant will review the treatment of preferred stock in the Goldman Sachs Fund Complex for purposes of each Fund’s 80% policy and will consider the Staff’s comment when determining whether changes are appropriate.

Mr. Asen Parachkevov July 29, 2016 Page 10

HIGH YIELD FLOATING RATE FUND

26.	Comment: In the “Summary – Principal Strategy” section, please clarify the scope of what is meant by the “European loan market”; namely, please clarify whether this relates to the European geographic region or the European Union.

Response: The Fund confirms that “European loan market” refers to the geographically European loan market, as opposed to the narrower European Union loan market.

INVESTMENT GRADE CREDIT FUND

27.	Comment: Please ensure that the disclosure concerning mortgage- and asset-backed securities in the “Summary – Principal Strategy” section reflects the Fund’s actual operations. The Fund does not appear to invest in either mortgage- or asset-backed securities. Please revise the disclosure if the investment profile is more limited than currently suggested. To the extent the Fund invests in asset-backed securities, please disclose what the underlying assets generally consist of.

Response: The Fund may invest in mortgage- and asset-backed securities from time to time as part of its principal investment strategy. Accordingly, the Registrant believes its current disclosure, which includes a discussion of the underlying assets that asset-backed securities may consist of, is consistent with Form N-1A and otherwise appropriate.

LOCAL EMERGING MARKETS DEBT FUND

28.	Comment: With respect to the Fund’s 80% policy, please explain how the policy to invest at least 80% of the Fund’s Net Assets in debt instruments and currencies of emerging market countries complies with Rule 35d-1 under the 1940 Act.

Response: Although the Fund believes that currencies are appropriate investments to include in its 80% policy, based on the Fund’s name, the Fund will remove these investments from its 80% policy. Because Rule 35d-1 requires the Fund to provide shareholders with at least 60 days’ prior notice before changing its 80% policy, the Fund will revise its registration statement as part of the next annual update cycle.

BOND FUND

29.	Comment: Please confirm supplementally whether the Fund invests in asset-backed securities. If so, please explain supplementally whether there is substantial portfolio exposure to a particular tranche, especially the equity tranche. Please also supplementally address how the Board of Trustees of the Fund makes liquidity determinations with respect to the portion of the Fund’s portfolio invested in asset-backed securities.

Mr. Asen Parachkevov July 29, 2016 Page 11

Response: The Fund primarily invests in the senior tranches of asset-backed securities. With respect to liquidity determinations, the Investment Adviser assesses whether each portfolio security may be sold within seven days in the ordinary course of business at approximately the price at which the Fund values such security, in accordance with procedures adopted by the Funds’ Board of Trustees. The Investment Adviser may consider the following factors among others, as appropriate, in making this assessment: the legal limitations on transferability or sale of a security; frequency of trades and quotes for the security; number of dealers willing to purchase or sell the security and the number of other potential purchasers; dealer undertakings to make a market in the security; nature of the security and the nature of marketplace trades; the time needed to dispose of the security, method of soliciting offers, and mechanics of transfer; and such other factors as a Fund’s portfolio manager(s) may determine to be relevant for such determination.

CORE FIXED INCOME FUND

30.	Comment: In the “Summary – Principal Strategy” section, please provide further information to enable a shareholder to understand inclusion of the term “Core” in the Fund’s name.

Response: The Fund has incorporated this comment.

GLOBAL INCOME FUND

31.	Comment: In the “Summary – Principal Strategy” section, disclosure states that “the Fund will … [i]nvest in securities of issuers in at least three countries.” With respect to the Fund’s name, please explain supplementally how the Fund complies with prior guidance regarding the use of the term “global,” which generally requires the Fund to have significant exposure to foreign issuers. To the extent the Fund has substantial exposure to foreign issuers, please consider revising the disclosure to clarify the extent of its exposure.

Response: The Registrant respectfully notes that as of March 31, 2016, the Fund had 46.2% of its total assets in foreign debt obligations of 22 countries and, as such, the Fund invests its assets in investments that are tied economically to a number of countries throughout the world, consistent with Section 35(d) of the 1940 Act. Accordingly, the Registrant believes its disclosure is appropriate.

Mr. Asen Parachkevov July 29, 2016 Page 12

STRATEGIC INCOME FUND

32.	Comment: Please include disclosure concerning the Fund’s duration profile.

Response: As disclosed in the “Summary – Principal Risks of the Fund” section, the Investment Adviser does not manage the investment program of the Fund by reference to a benchmark index (i.e., unconstrained). By removing benchmark constraints, the Fund is able to invest across the global fixed income spectrum without regard to sector, quality, maturity or market capitalization limitations. On this basis, and because the Fund’s duration may change significantly, the Fund does not believe it is appropriate to disclose its duration in its prospectus. However, the Fund provides shareholders with information on duration in monthly fund updates and quarterly fact cards. Accordingly, the Registrant believes its disclosure is consistent with Form N-1A and otherwise appropriate.

FIXED INCOME MACRO STRATEGIES FUND

33.	Comment: With respect to the inclusion of “Fixed Income” in the Fund’s name, please include a policy requiring the Fund to invest at least 80% of its Net Assets in fixed income securities, pursuant to Rule 35d-1 under the 1940 Act.

Response: The Registrant does not believe that the Fund’s name requires the Fund to comply with the requirements of Rule 35d-1 under the 1940 Act, as the name “Fixed Income Macro Strategies” is intended to suggest the investment strategy the Fund will pursue, rather than a particular type of investment. As disclosed in the “Summary – Principal Strategy” section of the Fund’s prospectus, the investment adviser “seeks to achieve its investment objective [to generate long-term absolute return] through the implementation of relative value, macro, long/short and other strategies that aim to exploit disparities or inefficiencies in the global fixed income, currency and commodities markets.” The adopting release for Rule 35d-1 provides that “the Rule does not apply to fund names that … connote types of investment strategies as opposed to types of investments.” Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2011).

34.	Comment: With respect to the Subsidiary:

a.	Please confirm supplementally that the Fund may invest up to 25% of its total assets in the Subsidiary.

b.	Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Mr. Asen Parachkevov July 29, 2016 Page 13

c.	Please confirm supplementally that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on a consolidated basis with the Subsidiary.

d.	Please confirm supplementally that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and please identify the custodian of the Subsidiary.

e.	Please confirm supplementally that the investment advisory agreement with respect to the Subsidiary satisfies the requirements of the 1940 Act relating to investment advisory contracts (Section 15).

f.	Please confirm supplementally that the Subsidiary and its Board of Directors will: (1) designate an agent for service of process in the United States; and (2) agree to inspection of the Subsidiary’s books and records by the SEC.

g.	Please confirm supplementally whether the Subsidiary’s Board of Directors will sign the Fund’s registration statement.

h.	Please confirm supplementally whether the Fund will sell or transfer shares of the Subsidiary to a third party.

i.	Please confirm supplementally whether the Subsidiary’s investment adviser can increase the management fees it receives from the Subsidiary without shareholder approval (i.e., the Fund).

Response:

a.	The Fund hereby confirms that it may invest up to 25% of its total assets in the Subsidiary.

b.	The Fund hereby confirms that the Subsidiary’s financial statements have (and will continue to be) consolidated with the Fund’s financial statements. The consolidated financial statements of the Fund and the Subsidiary have also been (and will continue to be) audited by the Fund’s independent registered public accounting firm.

c.	The Fund hereby confirms that, in complying with its fundamental and non-fundamental investment restrictions and policies and Sections 8 and 18 of the 1940 Act, the Fund aggregates its direct investments with the Subsidiary’s

Mr. Asen Parachkevov July 29, 2016 Page 14

investments when testing for compliance. In addition, the Subsidiary independently “segregates” liquid assets or enters into offsetting positions with respect to transactions that may give rise to leverage to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly.

d.	The Fund hereby confirms that the Subsidiary complies with the applicable provisions of the 1940 Act relating to affiliated transactions and custody (i.e., Section 17 of the 1940 Act and the rules thereunder). In addition, custody of the Subsidiary’s assets are maintained in the United States with the Fund’s custodian, State Street Bank and Trust Company, or otherwise in accordance with Section 17(f) and the rules thereunder.

e.	Although the Subsidiary is not a registered investment company under the 1940 Act and therefore the Fund does not believe that the investment advisory agreement between the Investment Adviser and the Subsidiary is required to comply with the provisions of the 1940 Act, the Fund confirms that the agreement will be governed by Section 15 of the 1940 Act in all material respects. The Fund also notes that the Investment Adviser is also the investment adviser to the Fund, and the investment advisory agreement between the Fund and the Investment Adviser has been approved by the Fund’s Board of Trustees and satisfies the requirements of Section 15.

f.	The Fund: (1) confirms that a designation of a domestic (U.S.) agent for service of process for the Subsidiary has been made; and (2) has consented to the examination of the Subsidiary’s books and records by the SEC to the same extent that the Fund’s books and records are subject to inspection by the SEC.

g.	The Fund respectfully submits that the Subsidiary’s Board of Directors is not required to execute the Fund’s registration statement. The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities. The Subsidiary is organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with a revenue ruling of the Internal Revenue Service (“IRS”) which limits the Fund’s ability to gain exposure to the commodities markets through investments in commodity-linked derivative instruments.[1]

[1]	The Fund may invest in commodity-linked derivative instruments directly but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS has issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in a wholly-owned foreign subsidiary will constitute qualifying income to the fund.

Mr. Asen Parachkevov July 29, 2016 Page 15

Although the Subsidiary’s Board of Directors is not required to sign the Fund’s registration statement, the Fund believes that the SEC and Staff are able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, the Subsidiary is not able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a), which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. Second, although the Subsidiary is organized in the Cayman Islands, all of its activities, including investment management, take place in the United States. The Subsidiary’s books and records are maintained in the United States, together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. As previously noted, custody of the Subsidiary’s assets is maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder, and the Subsidiary has consented to service of process and examination of its books and records.

h.	The Fund hereby confirms that it does not intend to sell or transfer shares of the Subsidiary to a third party.

i.	The Investment Adviser has agreed to irrevocably waive a portion of the management fees it receives from the Fund in an amount equal to the management fees it receives from the Subsidiary. This management fee waiver arrangement, which was approved by the Fund’s Board of Trustees, may not be discontinued by the Investment Adviser as long as its contract with the Subsidiary is in place. In the unlikely event that the Investment Adviser seeks to increase the contractual management fees payable by the Subsidiary, such increase will be subject to approval of the Fund (i.e., the Subsidiary’s sole shareholder) by action of the Board of Trustees of the Fund.

Mr. Asen Parachkevov July 29, 2016 Page 16

LONG SHORT CREDIT STRATEGIES FUND

35.	Comment: In the “Summary – Principal Strategy” section, the Fund states preferred securities and trust preferred securities are included for purposes of its 80% test. Please note that it is the Staff’s position that preferred securities and trust preferred securities are not fixed income securities due to their unique characteristics.

Response: The Fund has adopted a policy to invest at least 80% of its Net Assets in “credit related instruments.” The Registrant respectfully believes that “credit related instruments” may be reasonably interpreted to suggest investments in income-producing securities, including preferred stock. As discussed above, the Registrant believes that preferred stock, which is often referred to as a hybrid security, possesses attributes similar to both equity and fixed income securities. For example, preferred stock has established dividends, similar to the fixed coupon typically paid on bonds, and is not recipient of residual income like an equity dividend. While the dividends of a preferred stock are deferrable, there are similar fixed income securities (such as contingent capital notes) that also have deferrable coupon features. Nonetheless, as of March 31, 2016, the Fund had approximately 0.6% of its net assets invested in preferred stock. The Registrant will review the treatment of preferred stock in the Goldman Sachs Fund Complex for purposes of each Fund’s 80% policy and will consider the Staff’s comment when determining whether changes are appropriate.

36.	Comment: In the “Summary – Principal Strategy” section, the Fund states that collateralized debt, bond and loan obligations are included for purposes of its 80% test. Please confirm supplementally whether investments in an equity tranche are part of the Fund’s principal investment strategy and, if so, please disclose this strategy. In addition, to the extent there is equity tranche exposure, please supplementally explain why these investments should be counted toward the Fund’s 80% test, pursuant to Rule 35d-1 under the 1940 Act.

Response: The Fund confirms that it does not currently invest in the equity tranches of collateralized debt, bond and loan obligations as part of its principal investment strategy.

37.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*    *    *    *    *    *     *

Mr. Asen Parachkevov July 29, 2016 Page 17

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7178 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle Wong

Michelle Wong

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Joon Kim, Goldman Sachs Asset Management, L.P.

Steve Bier, Dechert LLP

Brenden P. Carroll, Dechert LLP

Mr. Asen Parachkevov July 28, 2016 Page 18

EXHIBIT A

July 28, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 333-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Michelle Wong of Dechert LLP at (617) 728-7178.

Sincerely,

/s/ Robert L. Griffith

Robert L. Griffith, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

cc:	Michelle Wong, Dechert LLP